News Release

Trading Symbols: TSX: SEA	For Immediate Release
NYSE: SA	January 17, 2023

Seabridge Gold Completes Initial Drill Program at 3 Aces Project

Target parameters established for major drill program in 2023

Toronto, Canada... Seabridge Gold (TSX: SEA, NYSE:SA) announced today that drilling has been completed and assay results received from its limited 2022 drill program.  The program commenced in mid-September after receiving a Class 4 Quartz Exploration Permit from the Yukon Government Department of Energy, Mines, and Resources for its 100% owned 3 Aces project. As one of the permit conditions requires that drilling cease each year at the end of October, only four holes were drilled.

The limited program was designed to begin testing our 3-dimensional model around the Hearts zone and determine which structural settings would enable us to begin establishing an initial resource. One drill hole was used to confirm that gold-bearing structures are hosted within secondary aniticlinal folds and thrust faults as predicted by our model. The assays from this hole were highly rewarding, as expected. The three additional holes were used to test for controls on down dip extensions to the high grade. These holes determined that the gold-bearing structures are pronouced as they continue down plunge but only carry coherent high grades where they exhibit flexures that enhance permeability.

Additionally, required upgrades were completed at the exploration camp, environmental monitoring programs were initiated, and ongoing rehabilitation and reclamation work was begun.  These efforts were supported by First Nation contractors from Watson Lake and Ross River under difficult weather conditions and time constraints. This work has prepared the project for a much larger 2023 program.

3 Aces was acquired by Seabridge in March 2020, consisting of 1,734 claims covering 357 km² (35,700 ha), as a district scale, orogenic-gold project located in a readily accessible part of southeastern Yukon. Target concepts for this project are consistent with some of the biggest and richest gold deposits in the world, including the California Mother Lode Belt, Juneau Gold Belt, Muruntau in Uzbekistan, and Obuasi in Ghana. Although previous work identified a broad area of gold-in-soil occurrences extending more than 20 kilometers (12.4 miles) along strike, historical drilling focused in a 13-kilometer square region known as the Central Core Area. This drilling found good widths of high-grade gold but did not establish the continuity required for a resource estimate.

Commenting on this year's program, Rudi Fronk, Seabridge Chairman and CEO, noted: "We were hoping to accomplish more in 2022, but the late start and challeging conditions slowed progress. Initial results indicate that our new model, with further modifications, should resolve many of the continuity questions at 3 Aces.  Although only limited data acquision was accomplished in this program we are confident we have moved closer to our goal of defining a large resource in coming seasons."

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada

416-367-9292   www.seabridgegold.com

Hearts Main Zone

Two drill holes were completed at the Hearts Main Zone to evaluate the character and controls of gold hosted in this target.  The initial hole, 3A22-355, pierced the Hearts Main Zone structure on the limb of a secondary anticline intersecting a broad zone of gold mineralization with a high-grade core.  Results from that hole are consistent with previous intersections in the Hearts Main Zone, near the apex of a secondary fold.

A second hole, 3A22-356, was drilled down dip of 355 to confirm the continuity of the structure.  The structural corridor was found to continue down dip where it was expected but as multiple sheared intervals or splays.  Additional drilling is required to evaluate the changing geometry and character of high-grade gold mineralization down dip.  Preliminary CSAMT geophysical data suggests the gold-bearing structural corridor is folded down dip. We believe these flexures are likely to provide the fracturing required to accommodate and trap the gold-bearing fluids.  The CSAMT survey will be expanded in 2023 to identify these variations in the structural corridor and improve targeting.

2022 Assay Results from Hearts Main Zone

Hole ID	Depth (m)	From (m)	To (m)	Interval (m)	Au (g/t)	As ppm
3A22-355	264.0 including	145.0	167.5	22.5	3.53	3,755
		151.8	157.0	5.2	11.97	7,050
		173.5	181.0	7.5	0.0.35	1,498
		192.0	198.5	6.5	0.31	495
3A22-356	314.0	108.0	116.0	8.0	0.63	5,877
		125.0	140.0	15.0	0.24	891
		182.0	188.0	6.0	0.48	2,487
		221.0	228.0	7.0	0.54	1,815
		255.3	269.0	13.7	0.49	814

Hearts West Zone

The Hearts West Zone is directly west of the Hearts Main Zone across a post-mineral normal fault. This separate structural block hosts a broad gold and arsenic in soil anomaly and extensive surface exposures.  Surface mapping confirms the Hearts West Zone hosts the same geology and deformation events as the Hearts Main Zone. The Hearts West Zone is deformed by secondary anticlines and synclines with recognized thrust faults on the limbs of the folds…precisely the characteristics predicted to be productive by our model.  Little previous drilling has been conducted on this zone.

Two holes were drilled into this target zone and both intersected low-grade mineralization in host rocks similar to those at the Hearts Main Zone.  The drill results are inconsistent with highly anomalous soil geochemistry which appear to identify grade-enhancing flexures. Additional drilling and surface work within this separate structural block is required to locate favourable structural intersections along strike.

2022 Assay Results from Hearts West Zone

Hole ID	Depth (m)	From (m)	To (m)	Interval (m)	Au (g/t)	As ppm
3A22-357	423.0	82.1	88.8	6.7	0.28	267
		99.0	100.8	1.8	0.96	1,667
		129.2	147.5	18.3	0.32	1,507
		379.0	396.6	17.6	0.17	365
3A22-358	210.0	207.8	210.0	2.2	0.82	319

All intervals reported were drilled perpendicular to the surface expression of the targeted structure, however additional work is required to confirm that intervals are true thickness of a mineralized feature.  Exploration activities by Seabridge at the Iskut Project are being conducted under the supervision of William E. Threlkeld, Registered Professional Geologist, Senior Vice President of the Company and a Qualified Person as defined by National Instrument 43-101. Mr. Threlkeld has reviewed and approved this news release. An ongoing and rigorous quality control/quality assurance protocol is employed in all Seabridge exploration campaigns. At 3 Aces this program includes blank, reference standards and metallic screen fire assays. Cross-check analyses are conducted at a second external laboratory on at least 10% of the drill samples.

Seabridge holds a 100% interest in several North American gold projects. Seabridge's principal asset, the KSM project, and its Iskut project are located in Northwest British Columbia, Canada's "Golden Triangle", the Courageous Lake project is in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project set in the Yukon Territory. For a full breakdown of Seabridge's Mineral Reserves and Mineral Resources by category please visit the Company's website at http://www.seabridgegold.com.

None of the Toronto Stock Exchange, New York Stock Exchange, or their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

This news release includes certain forward-looking statements or information. All statements other than statements of historical fact included in this release, including, without limitation, statements regarding: (i) the Company determining structural settings and establishing an initial resource estimate at 3 Aces; (ii) the expected drilling, CSAMT survey and surface work at the 3 Aces Project in 2023; (iii) the Company's new model, with further modifications, being able to resolve many of the continuity questions at 3 Aces; (iv) the presence at 3 Aces of grade-enhancing flexures and discovery of favourable structural intersections along strike; and (iv) the expanded CSAMT survey in 2023 allowing the Company to identify variations in the structural corridor and improve targeting, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's plans or expectations include regulatory and program execution issues, the geology at the Project not conforming to the Company's model of it, availability of capital and financing, general economic, market or business conditions, timeliness of government or regulatory approvals and other risks detailed herein and from time to time in the filings made by the Company with securities regulators. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as otherwise required by applicable securities legislation.

ON BEHALF OF THE BOARD

"Rudi Fronk"

Chairman and C.E.O.

For further information please contact:

Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.com